Exhibit 17.1

PAMELA J. PARIZEK

1224 Aldebaran Drive

McLean, VA 22101

January 18, 2024

To:	Board of Directors
Bright Mountain Media, Inc.

I hereby submit my resignation as a member of the Board of Directors of Bright Mountain Media, Inc. (“BMTM” or the “Company”).

This action was and is prompted by the Board’s decision to authorize the Company to execute a release of liability for all known and unknown claims, past or future, against Centre Lane Partners Master Credit Fund II, LP (the “Lender”), without legal advice on the implications of the release vis-à-vis our fiduciary responsibilities as Board members to preserve all assets of the Company for the benefit of all stakeholders – particularly in the event of a voluntary or involuntary corporate restructuring.

In the past, I have raised with the Board my concerns about the level of dominion and control exercised by the Lender in connection with material transactions and business decisions. The Board’s decision tonight to yield what the Company’s own counsel described as an “aggressive” and “obnoxious” demand by the Lender to execute a full release or receive a default letter, is a case in point.

My understanding of the facts and circumstances surrounding this release is that the Company’s CFO learned that the Company had not executed Deposit Account Control Agreements (“DACA”) on all of its bank accounts as required by certain amendments to its credit agreement(s) with the Lender, and proactively reported and cured the technical defaults to the Lender. In response, the Lender documented the cure and then demanded the Company to execute a full release of any and all claims, known or unknown, past and future against the Lender. At an emergency meeting held yesterday, I expressed the view that the Board required legal advice before authorizing management to execute the release. When management communicated that request to the Lender, the Lender declared its intention to issue the Company a default letter on its obligations. Under duress from the Lender, the majority of Board members – citing business judgment – determined to give in to the Lender’s unreasonable demand.

My concerns regarding the Lender, which have been communicated to the Board and management, are summarized as follows:

1.	The Company requires a capital restructuring to provide the shareholders with an opportunity of a value recovery of the equity securities issued by the Company.

2.	The Company has not been pursuing such a capital restructuring because it has been and is acting, as a practical matter, at the direction of the Lender, whose motives are not aligned with those of the Company and its other stakeholders.

3.	The Lender, which is a credit fund with less than $250 million of capital under management based on public reports (and over 25% invested in BMTM), appears to be encouraging the Company to avoid a capital restructuring because such a restructuring would require a substantial write-down (or mark-to-market) of its investment in the Company, given that such a mark-to-market would substantially impair the overall value of the Lender, given the concentration of the Lender’s investment in the Company vis-à-vis the investor capital committed to the Lender itself.

4.	There is no existing equity security interest value in the Company.

5.	If the Lender’s senior secured collateral interest is not set aside by an equitable subordination claim (brought by unsecured creditors) in bankruptcy court or otherwise, whatever value that is remaining in the Company’s assets or enterprise belongs to the Lender. It appears that the only reason the Lender is not enforcing its rights to its collateral and taking ownership control thereof is its avoidance of an accurate mark-to-market of its investment in the Company.

6.	Public shareholders that purchase shares of the Company’s stock are purchasing securities whose future value is dependent on a capital restructuring, which is not clearly disclosed in the Company’s public filings.

Simply put, the Company has disclosed the factors that show the necessity of the Company to restructure its debt to continue as a going concern. I have urged the Board to pursue such a restructuring. The Board has not agreed to engage restructuring professionals and to date, management has not engaged in restructuring negotiations with the Lender. Instead, the Board and management have relinquished any and all claims against the Lender based on the Lender’s threat to issue a default letter in response to good faith actions taken by the Company.

Given the current disagreement between management, the Board members, and me as to how best to preserve value and exercise our fiduciary duties as Board members, I have no choice but to resign from the Board of Directors, effective immediately.

I wish each of you and the Company the best in your future endeavors.

Respectfully,

Pam

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